Exhibit 12.1
BANCORPSOUTH, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)
(Unaudited)

	Year Ended December 31,					Six Months Ended
	2008	2007	2006	2005	2004	June 30, 2009
Earnings
Earnings from continuing operations before income taxes	$174,354	$203,944	$190,162	$167,800	$156,881	$92,589
Add: fixed charges (with deposit interest)	267,634	380,698	299,233	206,741	165,717	90,268
Less: capitalized interest	(804)	(490)	(1,124)	(548)	(314)	(81)

Earnings with deposit interest	$441,184	$584,152	$488,271	$373,993	$322,284	$182,776

Earnings from continuing operations before income taxes	$174,354	$203,944	$190,162	$167,800	$156,881	$92,589
Add: fixed charges (without deposit interest)	53,430	71,841	58,733	35,644	26,584	14,090
Less: capitalized interest	(804)	(490)	(1,124)	(548)	(314)	(81)

Earnings without deposit interest	$226,980	$275,295	$247,771	$202,896	$183,151	$106,598

Fixed Charges
Interest on deposits	$214,204	$308,857	$240,500	$171,097	$139,133	$76,178
Other interest	50,373	69,486	55,592	33,282	24,704	12,937
Amortization of debt issuance costs	154	154	296	165	154	77
Capitalized interest	804	490	1,124	548	314	81
Rental expense(a)	2,099	1,711	1,721	1,649	1,412	995

Fixed charges (with deposit interest)	$267,634	$380,698	$299,233	$206,741	$165,717	$90,268
Fixed charges (without deposit interest)	$53,430	$71,841	$58,733	$35,644	$26,584	$14,090

Ratios
Earnings to fixed charges:
Including interest on deposits	1.65	1.53	1.63	1.81	1.94	2.02
Excluding interest on deposits	4.25	3.83	4.22	5.69	6.89	7.57

(a)	The proportion deemed representative of the interest factor.